UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

Microsoft Corporation

(Exact Name of Registrant as Specified in Its Charter)

Washington	0-14278	91-1144442
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Microsoft Way, Redmond, Washington	98052-6399
(Address of Principal Executive Offices)	(Zip Code)

Bradford L. Smith

President, Chief Legal Officer

(425) 706-3024

(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://www.microsoft.com/about/csr/responsible-sourcing/.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2015 - December 31, 2015 is attached per Section 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MICROSOFT CORPORATION

                (Registrant)

/s/ Bradford L. Smith	May 31, 2016
Bradford L. Smith
President, Chief Legal Officer

INDEX TO EXHIBITS

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2015 - December 31, 2015